June 26, 2024

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	AA Mission Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 31, 2024

CIK No. 0002012964

Ladies and Gentlemen:

On behalf of our client, AA Mission Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 17, 2024, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 filed via EDGAR on May 31, 2024.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement Submitted May 31, 2024

Permission, Licenses or Approvals Required from the PRC Authorities, page 10

1.	We note the revisions made in response to prior comment 4. Please clarify whether the Trial Measures apply to this transaction.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12, 82 and 83 to address the Staff’s comment.

Summary of Risk Factors, page 37

2.	We partially reissue prior comment 6. Please separately discuss the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors, with cross-references to the more detailed discussion of these risks in the prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 2, 3, 39, 124 and 125 to address the Staff’s comment.

Risk Factors, page 39

3.	We note the revisions to the risk factor on page 68 regarding the use of contractual arrangements in the acquisition of a target business. Please clarify the difference between the risk you are describing here of contractual arrangements and that of the use of a variable interest entity. Such disclosure is currently unclear, especially in light of the disclosure in the risk factor of the prohibitions of foreign ownership in certain industries and the use of contractual arrangements to comply with such requirements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 69 to address the Staff’s comment.

Permitted Purchases of Our Securities, page 131

4.	We note your response to comment 12. Given the revisions to the disclosure, it is still not clear whether initial shareholders who purchase shares from public shareholders during this offering will vote their shares in favor of the initial business combination, given the agreement by the initial shareholders to vote the shares they hold in favor of a business combination, if a vote is held. Please clarify.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 132, 133 and 167 to address the Staff’s comment.

Notes to Financial Statements

Note 7: Shareholder's Equity, page F-14

5.	We have reviewed your response to comment 13 and note your assertion that there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. We also note your disclosure in Note 7 that "the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants." Please tell us how you have considered this disclosure in determining the accounting treatment for the warrants.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in Note 7: Shareholder’s Equity, page F14 to address the Staff’s comment. Private Placement Warrants are restricted from being transferred to individuals outside permitted transferees. Therefore, provisions that would modify the terms of these warrants when held by non-permitted holders do not apply here. Therefore, we have removed the relevant disclosure.

Signatures, page II-7

6.	We note that the director nominees are now directors of the company. Please remove the consents from the exhibits index and include the signatures of the majority of the board of directors as required by Instruction 1 to the Signatures to Form S-1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to the exhibit index to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Qing Sun, Chief Executive Officer, AA Mission Acquisition Corp.

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